UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     WINSOR AND ETON GOLF CONCEPTS, INC.
          (Name of Small Business Issuer in its charter)


              Nevada                       88-0475851
State or other jurisdiction of         (I.R.S. employer
incorporation or organization           identification
                                            number)

             5836 South Pecos Road
                    Suite 306
                Las Vegas, Nevada                       89120
      (Address of principal executive offices)        (Zip Code)

      (702) 315-0500                    (702) 315-0501
     Issuer's Telephone Number        Issuer's Facsimile Number


Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                 8
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management        8
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons           8
     Item 6.  Executive Compensation                  9
     Item 7.  Certain Relationships and Related
              Transactions                            9
     Item 8.  Description of Securities              10

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    10
     Item 2.  Legal Proceedings                      11
     Item 3.  Changes In and Disagreements with
              Accountants                            11
     Item 4.  Recent Sales of Unregistered
              Securities                             11
     Item 5.  Indemnification of Directors and
              Officers                               11

Part F/S                                             12

Part III
     Item 1.  Index to Exhibits                      21
     Item 2.  Description of Exhibits                21

Signatures                                           21

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Winsor and Eton Golf Concepts, Inc., (the "Issuer" or "Company") is a small business which was incorporated under the laws of the State of Nevada on October 17, 2000. The Company has no subsidiaries and no affiliated companies.

     The Company is a development stage company, which does not currently have supply contracts and, does not have revenues from operations for the last two fiscal years.

Business of Issuer
------------------

     The Company intends to engage in the golf management services business. The Company intends to development a PGA Senior Golf affiliation to fully operate a golf management company which specializes in senior golf tours world-wide.

     The Company's services will be marketed on a world wide basis. Management of the Company believes there is a demand for these golf services due to the demand for a more competitive and professional senior golf management service world wide.

     The Company leases suitable office space in Las Vegas, Nevada to manage its services directly with PGA affiliates. A Web-Site is currently being developed for these purposes.

     While the Company believes that it will compete effectively, the Company will compete with a number of other golf management companies which have substantially greater resources than the Company and many of which have well-recognized services and broader and more established distribution networks. The Company anticipates being able to utilize its smaller size to attract those seeking more personalized service and to maintain its ability to adapt with technological changes over the Internet and through its contact in the Golf Industry market place. Further, the Company expects to utilize its golf industry contracts to further attract customers through its direct contacts with corporate sponsors via senior golf tours internationally. Specific organizations with whom the Company intends to compete are other golf management affiliates in the golfing industry.

Planned Business
----------------

     The Company plans to market and promote its golf management services and products. Once established, the Company intends to promote its golf management services through senior golf tours internationally and products by providing supplies and equipment which are required for such golf tournaments such as ropes and stakes, score boards, scoring standards, tents and tournament trailers through sales. At this time, the Company does not have any principal business suppliers.

     The Company will earn revenues from the following sources: by offering its golf management services through the development of senior golf tours and by providing aggregate prize purses through corporate sponsorships throughout the world.

      At this time, the Company does not have any principal business suppliers.

Website and E-Commerce
----------------------

     The Company is in the early design stages of a Website at this point no web addresses or names have been reserved or registered.

Marketing
---------

     The Company intends to rely on its extensive contacts in the golf industry to implement the Company's marketing objectives. The Company also intends to utilize these contacts to expand its client base.

     The Company does not anticipate being dependent on one major or a few major customers. The Company intends to supply golf management services, senior golf tours and the supplies and equipment necessary, internationally through the use of its corporate contacts. Also, management of the Company expects that with the rise and increase in the number of senior golf players in the United States and internationally will attract more corporate sponsors and customers. However, there is no guarantee that the Company's services will promote the growth of the company.

     As of the date of this Registration Statement, the Company has one full time employee. The Company's president, Allen J. Richards works full time for the Company.

     The Company does not have any other employees.

     Other than the development of its golf management services, the Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company proposes to enter the golf management business through its extensive contacts in the Golf Industry.

     No product research or development is considered necessary; no new equipment or plant is required. The Company expects to employ 3 people as employees over the next twelve (12) months.

Revenue
-------

     The Company has received no revenue from operations since inception. However, since the Company is still in the development stage its income and expenses were nominal.

Liquidity
---------

     The Company will have to raise additional capital in the next twelve months from close friends and business associates on a private placement basis pursuant to Rule 505 or 506 dependent upon the advice of counsel. As of December 31, 2000, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common stock and possible future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the business plan. The Company is seeking financing, in the form of equity and debt in order to provide working capital. There are no assurances the Company will be successful in raising the funds required.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts.

Potential Uncertainties
------------------------

     As the Company expects eventually to sell its golf management services, and such receivables may be generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at 5836 South Pecos Road, Suite 306, Las Vegas, Nevada 89120, in which it shares leased premises under a month-to-month agreement with an executive office center. The Company intends to stay at this premises until it gets economically viable or until the Company has made other plans or found suitable space. The Company is obligated to pay $150 in rent per month on a shared office basis for economic reasons until the Company has adequate financing to develop its business. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of the date of this filing the Company's officers and directors did not own any securities or the right to acquire any securities of the Company. Further, as of the date of this filing management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company.

CHANGES IN CONTROL

     The Company has no arrangements that might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the officers and directors of the Company, their ages, and all positions held with the Company.

Name                       Age     Positions
---------------------------------------------------------------

Allen J. Richards           57      President, Treasurer,
                                    Secretary and Director

Allen J. Richards is President, Secretary, Treasurer and a Director of the Company. Mr. Richards has served as "National Senior Tour" golf tournament Manager, Treasurer and a Director of the Company since inception. Mr. Richards attended Goshen College where he completed 2 years. He spent 32 years in the construction industry as well as in real estate development. Mr. Richards was involved in five (5) Golf Course Developments in Florida as a partner or consultant. While he was a consultant for Sand Kastle Construction, Inc. ("Sand Kastle"), Sand Kastle's annual sales increased from $300,000 to $20,000,000 in less than 5 years. When Sand Kastle was sold in 1989, Mr. Richards involvement with Sand Kastle ended. In 1992 he became a Golf Pro and played in many "Senior Series Tour" golf tournaments from 1994 to 1996. Mr. Richards served as Senior Tour Rep for Dogleg Right & Echelon Golf in 1995 and 1996, then became Tour Director of the Senior Series in 1997, which included being in charge of all Tour Operations.


ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date due to the lack of working capital in the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than it sole officer. There have been no transactions that have benefited or will benefit its officers or directors either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 25,000,000 authorized shares of Common Stock, $.001 par value per share, of which 10,000 shares are issued and outstanding as of December 31, 2000. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.


                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration Statement on Form 10-SB to obtain listing on the OTC Bulletin Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 10,000 shares of common stock which were issued as of October of 2000: 10,000 shares of common stock at $.10 par value were issued in October of 2000 which may be sold in reliance upon Rule 144 of the Securities Act of 1933; and 25,000 shares of common stock which were sold in June of 1998 pursuant to Rule 504.

     The above issuances of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provide exemption from registration for transactions not involving any public offering.

STOCKHOLDERS

     There is approximately one (1) shareholders of record for the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters. The Company has used the same auditor since inception.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In October 2000, the Company issued 10,000 shares of Common Stock at par $0.10 for cash proceeds of $1,000 in a private transaction of which may be sold in reliance upon Rule 144 of the Securities Act of 1933.

     For each transaction the class of persons acquiring the shares were individual residents of the State of Nevada. There are no trusts or corporate shareholders. None of the purchasers are affiliated with the Company.

     All of the above issuance of securities were issued in reliance on
Section 4(2) of the Securities Act of 1933, which provides exemption from registration for transactions not involving any public offering.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.


                            PART F/S

Financial Statements
--------------------

     The audited financial statements for the period ending December 31, 2000 are filed in this Part F/S.







                         WINSOR AND ETON GOLF CONCEPTS, INC.
                            (A DEVELOPMENT STAGE COMPANY)

                                 FINANCIAL STATEMENTS

                                  DECEMBER 31, 2000

                        WINSOR AND ETON GOLF CONCEPTS, INC.
                          (A Development Stage Company)

                             FINANCIAL STATEMENTS




                                     CONTENTS



                                                                  PAGE


INDEPENDENT AUDITORS' REPORT                                       1

BALANCE SHEET                                                      2

STATEMENT OF OPERATIONS                                            3

STATEMENT OF STOCKHOLDER'S DEFICIENCY                              4

STATEMENT OF CASH FLOWS                                            5

NOTES TO FINANCIAL STATEMENTS                                      6-8

                             INDEPENDENT AUDITORS' REPORT




TO THE BOARD OF DIRECTORS OF WINSOR AND ETON GOLF CONCEPTS, INC.:

We have audited the accompanying balance sheet of Winsor and Eton Golf Concepts, Inc. (A Development Stage Company) as of December 31, 2000 and the related statements of operations, stockholder's equity and cash flows for the period from October 17, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winsor and Eton Golf Concepts, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the period from October 17, 2000 (inception) to December 31, 2000 in conformity with generally accepted accounting principles.


MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
Certified Public Accountants

New York, New York
January 29, 2001

                      WINSOR AND ETON GOLF CONCEPTS, INC.
                          (A Development Stage Company)
                                 BALANCE SHEET
                               DECEMBER 31, 2000







ASSETS                                                  $         -



LIABILITIES AND STOCKHOLDER'S EQUITY

     Liabilities                                        $         -


STOCKHOLDER'S EQUITY

  Common stock, $0.001 par value;
    25,000,000 shares authorized,
    10,000 shares issued and outstanding                         10
  Additional paid-in capital                                    990
  Deficit accumulated during
    the development stage                                    (1,000)
                                                        ------------
     Total stockholder's equity                                   -
                                                        ------------

  Total liabilities and stockholder's equity            $         -
                                                        ============







The accompanying notes are an integral part of these financial statements.

                        WINSOR AND ETON GOLF CONCEPTS, INC.
                            (A Development Stage Company)
                              STATEMENT OF OPERATIONS
                        FOR THE PERIOD FROM OCTOBER 17, 2000
                          (INCEPTION) TO DECEMBER 31, 2000




Revenue                                               $          -

General and administrative expenses                          1,000
                                                       ------------

Loss from operations before provision
  for income taxes                                               -

Provision for income taxes                                       -

Net loss                                              $     (1,000)

Net loss per share - basic and diluted                $      (0.10)

Weighted average number of common shares
    outstanding                                             10,000
                                                       ============

















The accompanying notes are an integral part of these financial statements.

                            WINSOR AND ETON GOLF CONCEPTS, INC.
                               (A Development Stage Company)
                             STATEMENT OF STOCKHOLDER'S EQUITY
                      OCTOBER 17, 2000 (INCEPTION) TO DECEMBER 31, 2000


                                                          Deficit
                                                          Accumulated
                                             Additional   During the
                         Common Stock        Paid In      Development
                      Shares       Amount    Capital      Stage        Total
                      -------------------    ----------   ----------  --------

Balance,
October 17, 2000      $      -    $      -   $        -   $       -   $     -

Issuance of shares
for services -
October 17, 2000        10,000          10          990           -     1,000

Net Loss                     -           -            -      (1,000)   (1,000)
                      --------    --------    ---------    ---------   -------


Balance,
December 31, 2000     $ 10,000    $     10    $     990    $ (1,000) $ (1,000)
                      ========    ========    =========    ========= =========

                            WINSOR AND ETON GOLF CONCEPTS, INC.
                               (A Development Stage Company)
                                  STATEMENT OF CASH FLOWS
                      OCTOBER 17, 2000 (INCEPTION) TO DECEMBER 31, 2000



CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                             $   (1,000)
     Stock issued for services                                 1,000
                                                           ----------
NET CASH USED IN OPERATING ACTIVITIES                              -


CASH AND CASH EQUIVALENTS - October 17, 2000                       -


CASH AND CASH EQUIVALENTS - December 31, 2000             $        -


SUPPLEMENTAL INFORMATION:

     During the initial period October 17 to December 31, 2000, the Company paid no cash for interest or income taxes.
























The accompanying notes are an integral part of these financial statements.

                        WINSOR AND ETON GOLF CONCEPTS, INC.
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 2000

NOTE 1.

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Winsor and Eton Golf Concepts, Inc. (the "Company") is currently a development stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") NO. 7. The Company was incorporated under the laws of the state of Nevada on October 17, 2000.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes
Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Earnings Per Share
The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of December 31, 2000, the Company has no securities that would effect loss per share if they were to be dilutive.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

                     WINSOR AND ETON GOLF CONCEPTS, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000



NOTE 2.  INCOME TAXES

The components of the provision for income taxes for the period from October 17, 2000 (inception) to December 31, 2000 are as follows:


Current Tax Expense
  U.S. Federal                       $           -
  State and Local                                -
  Total Current                                  -

Deferred Tax Expense
  U.S. Federal                                   -
  State and Local                                -
  Total Deferred                                 -

  Total Tax Provision (Benefit) from
  Continuing Operations              $           -

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

Federal Income Tax Rate                      34.0 %
Effect of Valuation Allowance            (   34.0)%
Effective Income Tax Rate                     0.0 %

At December 31, 2000, the Company had net carryforward losses of $1,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 are as follows:

Deferred Tax Assets
  Loss Carryforwards                     $    340

Less:  Valuation Allowance               (    340)
  Net Deferred Tax Assets                $      -

Net operating loss carryforwards expire in 2020.

                      WINSOR AND ETON GOLF CONCEPTS, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 3.  COMMON STOCK

On October 17, 2000, the Company issued 10,000 shares of common stock for services valued at $1,000.

                            PART III

ITEMS 1. AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------

3.1       Articles of Incorporation
3.2       By-laws


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            WINSOR AND GOLF ETON CONCEPTS, INC.
                            (Registrant)


Date:   February 22, 2001      By: /s/ Allen J. Richards
                             ---------------------------------------------
                                     Allen J. Richards
                                     President and duly authorized officer

5